Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-123217) and related Prospectus of WellPoint, Inc. (formerly Anthem, Inc.) for the registration of $1.6 billion in notes and to the incorporation by reference therein of our reports dated March 4, 2005, with respect to the consolidated financial statements and schedule of WellPoint, Inc., WellPoint Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of WellPoint, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2004 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana

March 14, 2005